FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2016

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI, ESQ. Sullivan & Cromwell LLP Neue Mainzer Strasse 52 60311 Frankfurt am Main Germany +49 (69) 4272 5200	SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 +1 (212) 918 3000

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2016, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 3 hereof to the “Exchange Rate Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments — Landwirtschaftliche Rentenbank” on pages 4 to 6 hereof to the “Recent Developments — Landwirtschaftliche Rentenbank” section.

•	Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments — The Federal Republic of Germany — Overview of Key Economic Figures” with the text under the caption “Recent Developments — The Federal Republic of Germany — Overview of Key Economic Figures” on pages 7 to 9 hereof.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments — The Federal Republic of Germany — Germany’s General Government Deficit/Surplus and General Government Gross Debt” on page 9 hereof to the section “Recent Developments — The Federal Republic of Germany — Germany’s General Government Deficit/Surplus and General Government Gross Debt”.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments — The Federal Republic of Germany — Other Recent Developments — German General Elections for the Bundestag” on page 10 hereof to the section “Recent Developments — The Federal Republic of Germany — Other Recent Developments — German General Elections for the Bundestag”.

•	Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments — The Federal Republic of Germany — Other Recent Developments — Independence Referendum in Catalonia” with the text under the caption “Recent Developments — The Federal Republic of Germany — Other Recent Developments — Independence Referendum in Catalonia” on page 10 hereof.

•	Exhibit (d) is hereby amended by adding the section “Recent Developments — The Federal Republic of Germany — Other Recent Developments — The European Union and European Integration” on page 10 hereof to the section “Recent Developments — The Federal Republic of Germany — Other Recent Developments”.

This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated December 22, 2016 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On January 30, 2018, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = 1.2421 U.S. dollar (EUR 0.8051 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the SEC giving economic data expressed in euro.

The following table shows the period end, average, high and low noon buying rates for euros, expressed in U.S. dollars per €1.00 for the periods and dates indicated, as reported by the Federal Reserve Bank of New York.

	Period End	Average(1)	High	Low
Quarter ended December 31, 2017	1.2022	1.1856	1.2022	1.1577
Year ended December 31, 2017	1.2022	1.1396	1.2041	1.0416

(1) The average of the noon buying rates on the last business day of each month during the relevant period.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from October 2017 through January 2018 (January 26, 2018), published on a weekly basis by the Federal Reserve Bank of New York.

	High	Low
October 2017	1.1847	1.1580
November 2017	1.1936	1.1577
December 2017	1.2022	1.1725
January 2018 (through January 26)	1.2488	1.1922

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents, which incorporate this information by reference, could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

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RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

Rentenbank Preliminary Results for the Year Ended December 31, 2017

The following information is derived from Rentenbank’s press release of January 25, 2018, announcing certain preliminary results for 2017. The financial figures in this section are based on preliminary, unaudited unconsolidated results for Rentenbank’s fiscal year ended December 31, 2017. Unless otherwise indicated, the financial figures in this section were prepared in accordance with German GAAP. Starting with the fiscal year ending December 31, 2017, Rentenbank has decided no longer to prepare audited, consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union, as it is not legally required to do so. Rentenbank will continue to prepare audited unconsolidated annual financial statements in accordance with German GAAP (German Commercial Code or HGB). Rentenbank expects its final, audited unconsolidated annual financial statements for 2017 to be announced at a press conference and published in April 2018.

According to preliminary figures, Rentenbank reported continued high demand for its promotional loans in the fiscal year 2017. The new promotional business nearly reached the prior year’s high level, totaling EUR 11.9 billion in 2017 (as compared to EUR 12.4 billion in 2016). New business in special promotional loans amounted to EUR 7.4 billion (as compared to EUR 7.7 billion in 2016). Renewable energy financing showed particularly strong growth.

Promotional loans for wind energy in strong demand

In the Renewable Energy promotional line, new business in special promotional loans increased significantly in 2017, growing by some 23% to EUR 2.4 billion (as compared to EUR 1.9 billion in 2016). This was mostly attributable to wind turbine finance. Rentenbank committed EUR 1.7 billion for wind energy projects, an increase of around 14 % compared with the previous year. While promotional loans for photovoltaic installations more than doubled to EUR 225 million, demand for the financing of biogas plants increased by a quarter to EUR 396 million.

Rentenbank’s Agribusiness promotional line is geared towards companies in agricultural upstream and downstream industries. New business in this promotional line increased by around 10% to EUR 1.1 billion (as compared to EUR 954 million in 2016), particularly driven by a strong financing need for machinery.

In contrast, new business in the Agriculture promotional line decreased by around 7% to EUR 2.2 billion (as compared to 2.4 billion in 2016). The decline was primarily due to falling demand for liquidity assistance loans as economic conditions in agriculture improved.

Promotional contribution remains stable

In 2017, Rentenbank used EUR 64.0 million to reduce interest rates on special promotional loans. Rentenbank also uses the distributable profit of EUR 15.3 million intended for distribution for promotional purposes, as prescribed by Rentenbank’s Governing Law. In addition, Rentenbank provided EUR 4.0 million as grants for the Research on Agricultural Innovation program. The promotional contribution for 2017, including other promotional contributions, totaled EUR 83.4 million (as compared to EUR 84.2 million in 2016).

Funding activities: EUR as the main issuance currency

In fiscal year 2017, Rentenbank raised EUR 12.4 billion of medium and long-term funding in the capital markets (as compared to EUR 12.7 billion in 2016). Of the nine issuance currencies, EUR was the largest source of funding, representing 57% (as compared to 32% in 2016) of total issuance. It was followed by USD with a share of 19% (as compared to 50% in 2016). The share of foreign investors amounted to 77% (as compared to 82% in 2016). Of the issuance volume, 39% (as compared to 47 % in 2016) was placed with commercial banks and 34% (as compared to 32% in 2016) with central banks. The Euro Medium Term Note program remained the most important medium and long-term funding instrument, contributing EUR 9.4 billion (as compared to EUR 9.0 billion in 2016) or 76% (as compared to 71% in 2016) of total funding.

Decline in operating profit

The preliminary operating profit before provision for loan losses and valuation decreased by 12% to EUR 223.8 million (as compared to EUR 254.4 million in 2016). This was attributable, among other things, to a 4.1%

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decline in net interest income to EUR 305.6 million (as compared to EUR 318.7 million in 2016). This reflects the large number of maturities with attractive margins that can no longer be achieved in new business. Administrative expenses increased by 13.4% to EUR 69.3 million (as compared to EUR 61.1 million in 2016), mostly owing to rising expenses for IT projects, personnel, and banking supervision.

After provision for loan losses and valuation as well as allocation to reserves, the Board of Managing Directors expects to report net income of EUR 61.0 million for 2017 (as compared to: EUR 59.0 million in 2016).

Growth in total assets

According to initial calculations, total assets amounted to EUR 90.8 billion at year-end 2017 (as compared to EUR 86.3 billion at December 31, 2016). Loans and advances to banks increased to EUR 60.5 billion (as compared to EUR 57.8 billion at December 31, 2016). In contrast, the securities portfolio decreased to EUR 15.9 billion (as compared to EUR 17.8 billion at December 31, 2016). Securitized liabilities rose to EUR 76.9 billion (as compared to EUR 70.0 billion at December 31, 2016). Equity as reported on the balance sheet, plus the fund for general banking risks, increased to EUR 4.4 billion (as compared to EUR 4.3 billion at December 31, 2016).

Solid capital base

While Rentenbank previously also prepared voluntary consolidated financial statements in accordance with IFRS, it will only prepare annual financial statements in accordance with the provisions of the German Commercial Code (HGB) from the fiscal year 2017 onwards. Therefore, Rentenbank’s capital ratios, which were reported for 2016 pursuant to IFRS, are now reported in accordance with German GAAP. Compared with the previous year, Rentenbank continued to strengthen its solid capital base in 2017. As of December 31, 2017, the Common Equity Tier 1 capital ratio (reported in accordance with German GAAP) was 27.8% and the total capital ratio 29.7%.

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New Business

Promotional business		2017	2016	Change in %
		(EUR million)
Special promotional loans		7,436	7,687	-3.3
Of which:	Agriculture	2,211	2,383	- 7.2
	Rural development	1,797	2,433	- 26.1
	Renewable Energy	2,358	1,914	23.2
	Agribusiness	1,054	954	10.5

Registered bonds / Promissory notes		2,520	2,278	10.6
Securities		1,906	2,479	- 23.1

Total new promotional business		11,862	12,444	- 4.7

Funding of promotional business
		(EUR billion)
Medium and long-term funding		12.4	12.7	- 2.4
Of which:	Euro MTN	9.4	9.0	4.4
	AUD MTN	1.2	0.5	140.0
	Global bonds	1.1	2.8	- 60.7

Balance Sheet
(in accordance with the German Commercial Code (HGB))

	December 31, 2017	December 31, 2016	Change in %
	(EUR billion)
Total assets	90.8	86.3	5.2
Loans and advances to banks	60.5	57.8	4.7
Loans and advances to customers	6.9	6.0	15.0
Securities portfolio	15.9	17.8	- 10.7
Securitized liabilities	76.9	70.0	9.9

	(EUR million)
Equity reported on the balance sheet
plus fund for general banking risks	4,445	4,311	3.1

Income Statement
(in accordance with the German Commercial Code (HGB))

	2017	2016	Change in %
	(EUR million)
Net interest income	305.6	318.7	-4.1
Administrative expenses	69.3	61.1	13.4
Operating profit before provision for loan losses and valuation	223.8	254.4	-12.0
Net income	61.0	59.0	3.4

Promotional Contribution

		0127	2016	Change in %
		(EUR million)
Promotional contribution		83.4	84.2	- 1.0
Of which:	Interest rate reduction for special promotional loans	64.0	66.4	- 3.6
	Distributable profit	15.3	14.8	3.4
	Grants for "Research on Agricultural Innovation"	4.0	3.0	33.3
	Other promotional contributions	0.1	-	-

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RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

Gross Domestic Product

(adjusted for price, seasonal and calendar effects)(1)
Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
3rd quarter 2016	0.3	1.8
4th quarter 2016	0.4	1.8
1st quarter 2017	0.9	2.1
2nd quarter 2017	0.6	2.3
3rd quarter 2017	0.8	2.8

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

Germany’s gross domestic product (“GDP”) increased by 0.8% after price, seasonal and calendar adjustments in the third quarter of 2017 compared to the second quarter of 2017. Compared to the previous quarter, positive contributions came from foreign trade. Exports of goods and services increased by 1.7% compared to the second quarter of 2017. Imports in the third quarter of 2017 increased less markedly (+0.9%) than exports compared to the second quarter of 2017. Arithmetically, the balance of exports and imports thus had a positive effect on the gross domestic product growth. The final consumption expenditure of households and of general government remained rather stable at the level of the second quarter of 2017. In addition, capital formation showed a positive development (+0.4%) compared with the previous quarter. While gross fixed capital formation was up especially in machinery and equipment (+1.5%), it fell slightly in construction (–0.4%) compared with the second quarter of 2017, respectively.

In a year-on-year comparison, the German economy recorded positive growth. GDP in the third quarter of 2017 increased by 2.8% in price and calendar-adjusted terms compared to the corresponding period in 2016, following an increase of 2.3% in the second quarter of 2017 and 2.1% in the first quarter of 2017.

Source: Statistisches Bundesamt, Detailed gross domestic product results for the 3rd quarter of 2017, press release of November 23, 2017 (https://www.destatis.de/EN/PressServices/Press/pr/2017/11/PE17_422_811.html).

In 2017 as a whole, the economic situation in Germany was characterized by strong economic growth. According to preliminary calculations of the Federal Statistical Office, the price-adjusted GDP was 2.2% higher in 2017 than in 2016. The German economy has grown for the eighth year in a row. Compared with the preceding years, the growth rate accelerated once again. In 2016, the GDP had already risen significantly by 1.9%, and in 2015 by 1.7%. From a longer term perspective, German economic growth in 2017 exceeded the average growth rate of the last ten years (+1.3%) by almost one percentage point.

Positive contributions to growth in 2017 were primarily provided by domestic demand. Household final consumption expenditure rose by a price-adjusted 2.0% compared to 2016, while government final consumption expenditure was up 1.4%. The increase in price-adjusted gross fixed capital formation of 3.0%, in particular, was above average in 2017, reflecting increases in gross fixed capital formation in construction (+2.6%), machinery and equipment (+ 3.5%) and other fixed assets (including expenditure on research and development) (+3.5%) in 2017 compared to 2016. Gross capital formation, which among gross fixed capital formation includes changes in inventories, increased by 3.6% on a price adjusted basis in 2017 compared to 2016.

German exports continued to increase in 2017 on an annual average. Price-adjusted exports of goods and services increased by 4.7% in 2017 compared to 2016. The increase in imports was larger (+5.2%) in 2017 compared to 2016. Arithmetically, the resulting balance of exports and imports contributed 0.2 percentage points to GDP growth in 2017.

Source: Statistisches Bundesamt, German economy continued to grow strongly in 2017, press release of January 11, 2018 (https://www.destatis.de/EN/PressServices/Press/pr/2018/01/PE18_011_811.html).

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Inflation Rate

Inflation Rate

(based on overall consumer price index)
Reference period	Percentage change on previous month	Percentage change on the same month in previous year
December 2016	0.7	1.7
January 2017	-0.6	1.9
February 2017	0.6	2.2
March 2017	0.2	1.6
April 2017	0.0	2.0
May 2017	-0.2	1.5
June 2017	0.2	1.6
July 2017	0.4	1.7
August 2017	0.1	1.8
September 2017	0.1	1.8
October 2017	0.0	1.6
November 2017	0.3	1.8
December 2017	0.6	1.7

Compared with 2016, consumer prices in Germany rose by 1.8% in 2017. Between 2014 and 2016, the year-on-year-rates of price increase in each case were below one percent. The inflation rates as measured by the consumer price index ranged between 1.5% and 2.2% in the individual months of 2017. The marked increase in the year-on-year rate of price increase in 2017 was mainly due to energy prices, which increased by 3.1% in 2017 after having declined the previous three years, and food prices, which rose considerably by 3.0%. Excluding energy and food prices, the inflation rate would have been 1.4% in 2017.

Compared to December 2016, consumer prices as a whole increased by 1.7% in December 2017 Energy prices were up 1.3% in December 2017 compared to December 2016. The increase in energy prices thus slowed markedly (November 2017: +3.7%) and had only a small impact on the overall inflation rate. In December 2017, notable year-on-year price increases were recorded for heating oil (+4.0%) and electricity (+2.0%). In contrast, consumers paid less for gas (–2.6%). Excluding energy prices, the inflation rate would have been 1.6% in December 2017. Food prices in December 2017 were markedly higher (+3.0%) than in December 2016 and had an upward effect on the overall inflation rate. Overall, prices of goods (total) increased by 1.8% in December 2017 compared to December 2016. The prices of services (total) increased by 1.6% over the same period, which was mainly the result of the development of net rents exclusive of heating expenses (+1.7%).

Compared to November 2017, the consumer price index rose markedly by 0.6% in December 2017, reflecting seasonal price increases for package holidays (+20.1%) and air tickets (+4.7%). Food prices were up 0.8% in December 2017 compared to November 2017, while energy prices remained nearly unchanged (–0.1%).

Source: Statistisches Bundesamt, Consumer prices in 2017: +1.8% on the previous year, press release of January 16, 2018 (https://www.destatis.de/EN/PressServices/Press/pr/2018/01/PE18_016_611.html).

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Unemployment Rate

Unemployment Rate

(percent of unemployed persons in the total labor force according to the International Labour Organization (ILO) definition)(1)
Reference period	Original percentages	Adjusted percentages(2)
November 2016	3.9	3.9
December 2016	3.5	3.9
January 2017	4.0	3.9
February 2017	4.3	3.9
March 2017	4.0	3.9
April 2017	4.1	3.9
May 2017	3.6	3.8
June 2017	3.6	3.8
July 2017	3.6	3.7
August 2017	3.8	3.7
September 2017	3.5	3.7
October 2017	3.8	3.7
November 2017	3.4	3.6

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 617,000 persons, or 1.4%, from November 2016 to November 2017. Compared to October 2017, the number of employed persons in November 2017 increased by approximately 51,000, or 0.1%, after adjustment for seasonal fluctuations.

In November 2017, the number of unemployed persons decreased by approximately 180,000, or 10.7%, compared to November 2016. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in November 2017 stood at 1.57 million, which was a decrease of roughly 14,000 compared to October 2017.

Source: Statistisches Bundesamt, 44.7 million persons in employment in November 2017, press release of January 3, 2018 (https://www.destatis.de/EN/PressServices/Press/pr/2018/01/PE18_002_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion)(1)
Item	January to November 2017	January to November 2016
Trade in goods, including supplementary trade items	248.6	251.5
Services	–22.4	–23.0
Primary income	48.6	41.8
Secondary income	–47.2	–36.0
Current account	227.6	234.4

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in August 2017: +7.2% on August 2016, press release of October 10, 2017 (https://www.destatis.de/EN/PressServices/Press/pr/2017/10/PE17_358_51.html).

Germany’s General Government Deficit/Surplus and General Government Gross Debt

According to provisional calculations of the Federal Statistical Office, the German Federal Government, federal states and municipalities as well as security funds (together, the general government) recorded a surplus of EUR 38.4 billion in 2017. When measured as a percentage of GDP at current prices, the surplus ratio of the general government was 1.2% for 2017.

Source: Statistisches Bundesamt, German economy continued to grow strongly in 2017, press release of January 11, 2018 (https://www.destatis.de/EN/PressServices/Press/pr/2018/01/PE18_011_811.html).

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Other Recent Developments

German General Elections for the Bundestag

After preliminary negotiations among CDU/CSU, FDP and Bündnis 90/Die Grünen regarding the formation of a coalition failed, CDU/CSU and SPD conducted preliminary negotiations regarding the formation of a coalition from January 7 through January 12, 2018. Following approval by the SPD congress (Bundesparteitag) on January 21, 2018, coalition talks among CDU/CSU and SPD were initiated on January 26, 2018. Pending the formation of a new federal government, the pre-electoral federal government remains in office as an acting federal government to ensure continuity between governments pursuant to Article 69 section 3 of the German basic constitutional law (Grundgesetz).

Source: Bundesregierung, Frequently asked questions about forming a government, dated January 26, 2018 (https://www.bundesregierung.de/Content/EN/Artikel/2017/11_en/2017-10-24-faq-regierungsbildung_eng.html).

Independence Referendum in Catalonia

On October 1, 2017, Catalonia, a region in northern Spain that includes Barcelona and accounted for 19% of Spain’s GDP in 2016, held a vote on its independence in a referendum that has been declared unconstitutional by Spain’s constitutional court. According to the Catalan regional government, approximately 90% of the votes cast favored independence with an overall turnout of less than half of eligible voters. On October 27, 2017, Catalonia’s regional parliament voted to formally declare independence from Spain. On the same day, the extraordinary Council of Ministers approved initial measures provided for in application of article 155 of the Spanish constitution to recover legality in Catalonia and to restore its self-governance. These measures include, among other things, the removal of the Catalan regional government, the dissolution of the regional parliament as well as the calling of regional elections to be held on December 21, 2017. The German government does not recognize the unilateral declaration of independence by Catalonia’s regional parliament and supports the position of the Spanish government. For the European Commission, this is an internal matter for Spain that has to be dealt with in line with the constitutional order of Spain.

Sources: Bundesregierung, Nach “Referendum” in Katalonien, Bundesregierung hofft auf Deeskalation, press release of October 4, 2017 (https://www.bundesregierung.de/Content/DE/Artikel/2017/10/2017-10-04-katalonien.html); Instituto Nacional des Estadística, Spanish Regional Accounts - Base 2010, Table 1 (http://www.ine.es/en/daco/daco42/cre00/b2010/c17m_cre_en.xls); Bundesregierung, Nach “Referendum” in Katalonien, Merkel dringt auf verfassungskonforme Lösung, press release of October 19, 2017 (https://www.bundesregierung.de/Content/DE/Artikel/2017/10/2017-10-11-katalonien.html); Council of Ministers, “Neither the autonomy nor self-governance in Catalonia will be suspended”; but legality will be recovered, says Mariano Rajoy, Moncloa Palace, press release of October 21, 2017 (http://www.lamoncloa.gob.es/lang/en/gobierno/councilministers/Paginas/2017/20171021_councilministers.aspx); Bundesregierung, After the “referendum” in Catalonia, German government hopes for dialogue, press release of October 11, 2017 (https://www.bundesregierung.de/Content/EN/Artikel/2017/10_en/2017-10-11-katalonien_en.html;jsessionid=C9BE7D853C22D5079A4AB3BB08FD8083.s3t2); Extraordinary Council of Ministers, Government approves initial measures provided for in application of Article 155 of the Constitution (http://www.lamoncloa.gob.es/lang/en/gobierno/councilministers/Paginas/2017/20171028_councilmextra.aspx); Bundesregierung, Katalonien erklärt Unanbhängigkeit, Seibert: Sorge über erneuten Verfassungsbruch, press release of October 30, 2017 (https://www.bundesregierung.de/Content/DE/Artikel/2017/10/2017-10-27-katalonien-unabhaengigkeit.html); European Commission - Statement, Statement on the events in Catalonia, press release of October 2, 2017 (http://europa.eu/rapid/press-release_STATEMENT-17-3626_en.htm).

The European Union and European Integration

On December 15, 2017, the European Council reviewed the latest developments in the negotiations following the United Kingdom’s notification of its intention to leave the EU. The European Council decided that sufficient progress had been achieved on citizens’ rights, the dialogue on Ireland / Northern Ireland, and the financial settlement. On this basis, the European Council adopted draft guidelines to move to the second phase of negotiations relating to the arrangement of a transition period and the framework for the UK’s future relationship with the EU.

Sources: The European Council, European Council (Art.50), 15/12/2017, last reviewed on December 18, 2017 (http://www.consilium.europa.eu/en/meetings/european-council/2017/12/15/); The European Council, Brexit (Timeline giving an overview of the Brexit negotiations), last reviewed on December 15, 2017 (http://www.consilium.europa.eu/en/policies/eu-uk-after-referendum/).

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on January 30, 2018.

LANDWIRTSCHAFTLICHE RENTENBANK

By /s/ Hans Bernhardt
Name: Hans Bernhardt
Title: Managing Director,
Member of the Board of Managing Directors

By /s/ Martin Middendorf
Name: Martin Middendorf
Title: Director

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